UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Franchise 123 Business Holdings, LLC

Legal status of issuer

> **Form**
> Limited Liability Company
>
> **Jurisdiction of Incorporation/Organization**
> Florida
>
> **Date of organization**
> April 27, 2022

Physical address of issuer
1010 N. Florida Ave., Tampa, FL 33602

Website of issuer
www.franchise123.com

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Class E Units

Target number of Securities to be offered
4,587

Price (or method for determining price)
$2.18

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
October 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$521,917.00	N/A
Cash & Cash Equivalents	$10,727.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$5,320.00	N/A
Long-term Debt	$325,706.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$657,518.00	N/A
Taxes Paid	$800.00	N/A
Net Income	-$644,564.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 19, 2023

FORM C

Up to $1,235,000.00

Franchise 123 Business Holdings, LLC

CLASS E UNITS

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Franchise 123 Business Holdings, LLC, a Florida Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.franchise123.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 19, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SERVICES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.franchise123.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Franchise 123 Business Holdings, LLC (the "Company") is a Florida Limited Liability Company, formed on April 27, 2022.

The Company is located at 1010 N. Florida Ave, Tampa, FL 33602.

The Company's website is www.franchise123.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Franchise 123 is a digital platform for all things related to franchising. It generates revenue by charging franchisors to list their franchise on the platform, commissions on purchased and/or sold franchises, and commissions on the franchise fee of a new franchise.

The Offering

Minimum amount of Class E Units being offered	4,587
Total Class E Units outstanding after Offering (if minimum amount reached)	4,587
Maximum amount of Class E Units being offered	566,513
Total Class E Units outstanding after Offering (if maximum amount reached)	566,513
Purchase price per Security	$2.18
Minimum investment amount per investor	$500.00
Offering deadline	October 1, 2024
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 41 hereof.

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $5,000,000 on the same terms as this Offering (the "Reg D Offering"). The Class E Units above do not reflect the contemplated Class E Units offered in the Reg D Offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on building traffic to the website. The traffic will consist of potential franchisees looking to start a new franchise or purchase an existing franchise fill in focus and cash requirements] rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the end of 2025, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Florida on April 27, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on James St. Louis who is CEO of the Company. The Company has or intends to enter into employment agreements with James St. Louis although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of James St. Louis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on James St. Louis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of James St. Louis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as

prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

As a registered investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.
As an investment adviser, each Adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of

investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.
Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance

policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill

the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As

a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and under the terms of the Company's Operating Agreement. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering

continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Franchise 123 is a digital platform for all things related to Franchising. It generates revenue by charging franchisors to list their franchise on the platform, commissions on purchased and/or sold franchises, and commissions on the franchise fee of a new franchise.

The Company's Products and/or Services

Product / Service	Description	Current Market
Franchise Listing	$10,000.00/year for listing the franchise on the platform	$20B
New Franchise Sales	5-20% Commission on the Franchise Fee	$20B
Franchise Resales	5-20% Commission on franchise resales	$20B

Competition

The Company's primary competitors are franchisedirect.com, franchisegator.com, and Franchise.com. Each of these platforms displays basic lead generation capabilities, where an individual searching can read briefly about each brand and connect with them.

Unlike its competition, Franchise123 provides a proprietary, AI-driven match-making algorithm that matches prospective franchisees with the idea company based on their profile. In addition, franchise123's consortium of data-rich information is much larger than its competition. This allows our users to do much more in-depth research, and truly begin the qualification process of becoming a franchisee with the right fit for them.

In summary, Franchise123 is differentiated from its competitors due to our proprietary AI-driven match-making algorithm where prospective franchisees can match with the ideal franchisor, and our large consortium of data and information, allows prospective franchisees to research at a much greater depth.

Customer Base

U.S.-based Franchisors. There are currently over 4000 franchisors with hundreds of thousands of actual franchise units. Anyone who wants to start or purchase a franchise.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

Government regulation doesn't have an effect on our business model.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1010 N. Florida Ave,, Tampa, FL 33602

The Company conducts business throughout the U.S.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700.00	7.00%	$86,450
Campaign marketing expenses or related reimbursement	0%	$0	12.14%	$150,000
Estimated Attorney Fees	0%	$0	0.81%	$10,000
Estimated Accountant/Auditor Fees	0.0%	$0	0.40%	$5,000
General Marketing	93%	$9,300	40.50%	$500,000
Research and Development	0%	$0	12.14%	$150,000
Repayment of Debt	0.00%	$0	20.24%	$250,000
General Working Capital	0%	$0.	6.76%	$83,550
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Speed or virality of traffic to the website, cost of advertising and digital marketing, etc.

The above Use of Proceeds does not include proceeds to be received from the Reg D Offering. We may allocate such proceeds towards different categories of operating costs.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James St. Louis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager and CEO from 4/27/22 – Present

All executive and management decisions

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Founder 2020 – 4/27/22
Franchise Accelerators
All executive and management decisions

Education

Auburn University - B.A. in Business Administration
Murray State University - MBA
Harvard University - Masters science in Finance Master public health certification

Name

Keith "Seven" Volpone

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager from 4/27/22 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present
CEO & CIO
Big Block Capital
Reviews and recommends investments for family office; advising on strategy/marketing to portfolio companies

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James St. Louis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager and CEO from 4/27/22 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO and Founder 2020 – 4/27/22
Franchise Accelerators
All executive and management decisions

Education

Auburn University - B.A. in Business Administration
Murray State University - MBA
Harvard University - Masters science in Finance Master public health certification

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
James St. Louis	Full Time Employee	April 27, 2022	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Units
Amount outstanding	3,800,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class E Units issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new Class A Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	33.10%

Type of security	Class B Units
Amount outstanding	5,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class E Units issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new Class B Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	43.54%

Type of security	Class C Units
Amount outstanding	1,700,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class E Units issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new Class C Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	14.81%

Type of security	Class D Units
Amount outstanding	455,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class E Units issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new Class D Units.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.96%

Type of security	Advisory Units
Amount outstanding	527,800
Voting Rights	No
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Class E Units issued pursuant to Regulation CF will be subject to dilution if/when the Company issues or sells new Advisory Units.
Percentage ownership of the Company by	

the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.60%

Type of security	Class E Units
Amount outstanding	0
Voting Rights	No
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new Class E Units. For instance, if we issue additional Class E Units to investors in our Reg D Offering, the Securities issued in this Offering would be further diluted.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.00%

Other as described above, there are no differences between the Class E Units issued pursuant to Regulation CF and each other class of security of the Company.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	BECOZ Propco, LP
Amount outstanding	$267,500.00
Interest rate and payment schedule	9%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity dates	March 31, 2025 ($125K) January 21, 2025 ($25K) March 7, 2025 ($7500) April 28, 2025($10K) September 1, 2025 ($100K)
Other material terms	$250,000.00 to be paid from the Offering's proceeds

Type of debt	Promissory Note
Name of creditor	James St. Louis
Amount outstanding	$35,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Convertible Promissory Note
Name of creditor	BECOZ Propco, LP
Amount outstanding	$350,000.00
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity dates	July 31, 2025
Other material terms	At any time prior to or on the Maturity Date, the Company may at its option convert all or a portion of any outstanding principal and accrued and unpaid interest on this Note into Membership Units of the Company ("**Common Stock**") at a conversion price per unit equal to the quotient obtained by dividing $2,000,000 by the number of outstanding units of the Company immediately prior to such conversion (assuming conversion of all securities convertible into units and exercise of all outstanding options and warrants, including all units reserved and available for future grant under any existing or contemplated equity incentive or similar plan of the Company, but excluding the units of equity securities of the Company issuable upon the conversion of this Note or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)).

Type of debt	Credit Cards
Name of creditor	American Express
Amount outstanding	$42,718.00
Interest rate and payment schedule	21.99%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity dates	Paid off monthly
Other material terms	N/A

Prior Offerings

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class D Units	4,550	$325,000	Operating Capital	August 1, 2023	Section 4(a)(2)
Class A, B &C Units	105,000	$400,000	Operating Capital	April 1, 2022	Section 4(a)(2)

Concurrently with this Offering, the Company is conducting a private placement offering under Rule 506(c) of Regulation D to raise up to $5,000,000 on the same terms as this Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Franchise Accelerators, LLC	23.10%
BECOZ Propco, LP	21.78%
Big Block Capital Group, LLC	21.78%

Following the Offering, the Purchasers will own 0.04% of the Company if the Minimum Amount is raised and 4.70% if the Maximum Amount is raised. If the Maximum Amount of the Reg D Offering is reached, then the foregoing percentages dilute to 0.03% and 3.95%, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company plans to raise a maximum of $1.235M from this Offering and up to $5M from the Reg D Offering, which will give it enough runway for at least 18 months. By then, we're hoping the Company is profitable.

The Company is ready to start receiving subscriptions from franchisors. With the correct online marketing, we expect to generate enough traffic to the website from potential franchisees, which would continually increase, therefore increase our commissions earned on new and re-sold units.

Liquidity and Capital Resources

The proceeds from this Offering and/or the Reg D Offering will give us the necessary funds to start the digital marketing to bring traffic to the website of potential franchisors.

The Company does not have any additional sources of capital other than the proceeds from this Offering or the Reg D Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 566,513 of Class E Units for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 1, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Purchasers will be required to become a party to the Company's Operating Agreement.

The price per Security is $2.18. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities sold in this Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capital
At the initial closing of this Offering (if the minimum amount is sold), the Company will have 11,483,387 Units issued and outstanding.

Voting and Other Rights

Holders of Class E Units will not have any voting rights. Class E Unit holders are entitled to receive dividends at the discretion of the Managers and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, Class E Units have rights to the Company's assets only after creditors (including noteholders, if any) and preferred unit holders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Class E Units will receive, on a pro rata and pari passu basis with all other holders of Units of the Company, in any dividends declared by our Managers, if any, subject to the rights of the holders of any outstanding preferred units.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Class E Units would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred units outstanding at such time, holders of the preferred units may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred units before we may pay distributions to the holders of Class E Units.

Other Rights

Other than as set forth in the Company's Operating Agreement and as described elsewhere herein, the Company's members have no preemptive or other rights to subscribe for additional membership units. All members are entitled to share equally on a share-for-share basis in any assets available for distribution to members upon our liquidation, dissolution or winding up. All outstanding membership units are, and all membership units sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company has an Operating Agreement in place. Purchasers will be required to become a party to the Operating Agreement by executing the Subscription Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. The Company's Operating Agreement contains additional transfer restrictions.

Other Material Terms

The Class E Units are subject to a Right of First Refusal, Tag-Along Rights and Drag-Along Rights, all of which are set forth in the Company's Operating Agreement. Purchasers will be required to become a party to the Operating Agreement by executing the Subscription Agreement.

The Company is a limited liability company taxed as a c-corporation.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	BECOZ Propco, LP & James St Louis
Relationship to the Company	Members; Manager
Total amount of money involved	$652,500.00
Benefits or compensation received by related person	The accrued interest on the loans
Benefits or compensation received by Company	Operating cash
Description of the transaction	The Company received loans from its current members and its manager. Details of the loans are set forth in the Outstanding Debt section of this Form C.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James St. Louis
(Signature)

James St. Louis
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/James St. Louis
(Signature)

James St. Louis
(Name)

Chief Executive Officer
(Title)

10/19/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Video Transcript
Exhibit D   Subscription Agreement

EXHIBIT A

Financial Statements

FRANCHISE 123 BUSINESS HOLDINGS, LLC

FINANCIAL STATEMENTS

April 22, 2022 (Inception) – December 31, 2022



**Dichoso &
Company CPA, INC.**
Certified Public Accountants and Business Consultants

9350 Wilshire Blvd. #203
Beverly Hills, CA 90212
Tel (323)694-7408
Fax (323)694-7413
www.dichosoandcompany.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Mr. Jimmy St. Louis
Franchise 123 Business Holdings, LLC
1010 N. Florida Avenue
Tampa, FL 33602

We have reviewed the accompanying financial statements of Franchise 123 Business Holdings, LLC (a limited liability company), which comprise the balance sheet from April 22, 2022 (inception) to December 31, 2022, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Franchise 123 Business Holdings, LLC and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dichoso and Company, CPA, Inc.

Dichoso and Company, CPA, Inc.
Beverly Hills, CA

October 18, 2023

Franchise 123 Business Holdings, LLC

Table of Contents

April 22, 2022 (Inception) - December 31, 2022

Franchise 123 Business Holdings, LLC
Balance Sheet
April 22, 2022 (Inception) - 12/31/2022

ASSETS

Current Assets:		
Cash and cash equivalents (Note 1)	$	10,727
Total Current Assets		10,727
Intangible Assets, net (Note 2)		511,190
Total Assets	$	521,917

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Credit Cards Payable	$	125
Accrued Payroll and Contractors		5,195
Total Current Liabilities		5,320
Non Current Liabilities (Note 3)		
Accrued Interests - Member Loans		7,634
Member Payable - J. St. Louis		108,072
Member Payable - Other LLC Members		210,000
Total Non Current Liabilities		325,706
Total Liabilities		331,026
Members' Equity:		
Members' Equity (Note 4)		848,409
Net Loss		(657,518)
Ending Members' Equity		190,891
Total Liabilities and Members' Equity	$	521,917

Franchise 123 Business Holdings, LLC

Statement of Income and Members' Equity

April 22, 2022 (Inception) - 12/31/2022

Revenues:		
Income	$	-
Total Revenues		-
Operating Expenses:		
Advertising and Promotions		(6,124)
Bank charges		(417)
Computer Services and Supplies		(42,926)
Dues and Subscriptions		(8,839)
Interest		(7,634)
Leased Employees		(95,904)
Legal and professional		(1,193)
Marketing Consultants		(250,000)
Meals and entertainment		(1,017)
Office Supplies		(9,219)
Outside Services		(219,804)
Postage & Delivery		(332)
Taxes & Licences		(5)
Telephone		(1,339)
Travel		(12,765)
Total Operating Expenses		(657,518)
Operating Loss		(657,518)
Net Loss	$	(657,518)
Members' Equity at Beginning of Year	$	-
Members' Capital Contributions		848,409
Members' Equity at End of Year	$	848,409

Franchise 123 Business Holdings, LLC

Statement of Cash Flows

April 22, 2022 (Inception) - 12/31/2022

Cash Flows Used by Operating Activities:

Net Loss	$	(657,518)
Adjustments to reconcile net Income to net		
cash provided by operating activities:		
Changes in Operating Assets and Liabilities:		
Credit Cards Payable		125
Accrued Payroll and Contractors		5,195
Accrued Interest on Partner Loans		7,634
		(644,564)
Net Cash Used by Operating Activities		*(644,564)*

Cash Flows Used in Investing Activities:

Purchase of Intagible Assets	(511,190)
	(511,190)
Net Cash Used in Investing Activities	*(511,190)*

Cash Flows from Financing Activities:

Proceeds from Member Loans	318,072
Members' Contributions	848,409
Net Cash From Financing Activities	*1,166,481*
Net Increase in Cash	*10,727*

Cash and cash equivalents, at beginning of year		-
Cash and cash equivalents, at end of year	$	10,727

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Franchise 123 Business Holdings, LLC ("the Company") is a limited liability company (LLC) formed in the state of Florida on April 22, 2022. The Company provides: 1.) a franchising and marketplace technology platform that provides enabling tools to franchisors; 2.) recommendations, rating and ranking engine with rich data profiles; 3.) assistance with franchise placements and development in existing business and industries; 4.) provides qualified targets to sellers; and 5.) provides tiered-offering and flexible pricing models.

Basis of Presentation

The accompanying financial statements, along with these notes to the financial statements, have been prepared by and are the responsibility of Franchise 123 Business Holdings, LLC's management. These financial statements have been prepared based on the accrual method of accounting and according to generally accepted accounting principles.

Risks and Uncertainties

The Company is a start-up venture subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred a net loss, and utilized cash in operations since inception, and has an accumulated deficit as of December 31, 2022, of $657,518, as well as expects to incur future additional losses.

In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Total cash balance of $10,727 was less than the federally insured deposit amount of $250,000 for 2022.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the company. Members are taxed individually on their shares of the company's earnings, and the net income or loss is allocated among the members in accordance with their agreement in the company. The Company is subject to certain state taxes, which are presented in operating expenses in the accompanying statement of operations.

Uncertain Tax Positions

Management has determined that the company does not have any uncertain tax positions and associated benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matter are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and the that company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the company's tax returns remain open for three years for federal income tax examination.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) no. 2014-19. "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was effective beginning January 1, 2019, but had been amended to be effective after December 15, 2020. The adoption of this new guidance does not have a material impact on the Company's financial statements. The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract:

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5. Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

As a start-up, development stage company, the Company had no revenue for the short period from April 22, 2022 (inception) through December 31, 2022.

Operating Expenses

The Company classifies its operating expenses into various categories as reflected in the "Statement of Income and Members' Equity". As such, expense account balances are allocated by management to one of these categories based on management's interpretation of the definition of each category.

Statement of Cash Flows

Cash, as shown in the statement of cash flows, is defined as cash in an account at a bank.

Date of Management's Review

Management has evaluated subsequent events through October 18, 2023, the date which the financial statements were available to be issued.

2. **Intangible Assets**

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

For the short period April 22, 2022 (inception) – December 31, 2022, intangible assets totaling $511,190 consists of the following: Domain Name: $2,720; Start-Up Costs: $232,470, and Website Design: $276,000. No amortization expense has been recognized because the Company has not yet started operations.

3. **Related Party Transactions**

As a start-up, development stage company for the short period from April 22, 2022 (inception) through December 31, 2022, the Company is currently drafting convertible note agreements totaling $325,706 that at any time prior to or on the maturity date of the loan, the Company may at its option convert all or any portion of any outstanding principal and accrued interests into membership units.

4. **Members' Equity**

The Company offers limited liability company membership units pursuant to the original operating agreement effective February 1, 2022 offering Class A, B and C units, with a total of four (4) members.

And as described in Note 7, an amended and restated operating agreement is made and entered into as of September 22, 2023 offering additional Class D and E Units with the addition of nine (9) members.

5. Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

As discussed in Note 1, cumulative losses incurred over the years now total $657,518. Management believes that income streams will continue to alleviate going concern matters. These factors, including management's plans regarding these matters, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

6. Recent Accounting Pronouncements

On February 25, 2016, the FASB issued ASU Update 2016-02, *Leases (Topic 842)*. This update includes a lease accounting model that recognizes two types of leases – finance leases and operation leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition. Measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This standard was originally effective January 1, 2020, but this new guidance was amended to be effective for fiscal years beginning after December 15, 2021.

The Company does not currently own finance leases nor leases office space.

7. Subsequent Events – Type 1

Type 1 subsequent events provide evidence of conditions that existed at the balance sheet date, including evidence related to the estimates used in financial reporting.

As described in Note 4, an amended and restated limited liability company operating agreement was entered into on September 22, 2023, which consists of thirteen (13) total members.

A worldwide pandemic known as COVID19 (aka coronavirus) negatively affected the economies of countries around the world. For the U.S., COVID19 is generally viewed to have begun in the first quarter of the year 2020, severely disrupting the U.S. economy with sudden business closures, high unemployment, and continued threats to a pending economic recession. The continually evolving and unprecedented impact of COVID19 creates financial and economic uncertainties to all business entities. The financial effects of the current and evolving effects of COVID 19 on the company's operations cannot be determined at this time.

EXHIBIT B

Company Summary

FRANCHISE123™

INVESTOR DECK • 2022

INTRODUCING...

FRANCHISE123™

"A new generation of franchising"



FOUNDER STORY

Jimmy St. Louis



Jimmy St. Louis is an entrepreneur, competitive athlete, and businessman focused on innovating and disrupting industries through technology.

In the past, Jimmy has founded multiple medical clinic companies and a successful digital marketing consulting company - all of which have seen successful exits with returns of 10X or greater. As founder of Franchise123 and a recognized thought leader in the franchising industry, Jimmy seeks to leverage his unique experience to disrupt the antiquated franchising industry.

In addition to his business endeavors, Jimmy played football professionally for the NFL's Tennessee Titans as a tight end, was a multi-sport athlete at Auburn University, and most recently was a member of the 2016 United States Rowing Team. His accomplishments include four national medals in the men's doubles, men's quad, men's pair, and men's 4 as well as a third- place finish in the 2016 Olympic trials.

THOUGHT LEADERSHIP

Jimmy St. Louis is a demonstrated thought leader in the franchising industry.



FRANCHISE 1 2 3
YOUR
COMPREHENSIVE
GUIDE
TO
FRANCHISE
SUCCESS
IDENTIFY | RESEARCH | DECIDE
JIMMY ST. LOUIS

Your Comprehensive Guide to Franchise Success

Authored by Jimmy St. Louis, this guide was created to address the problem of misaligned interests in franchise sales, as well as a lack of tools to promote good decision making in franchise purchasing.

Thought Leadership in the Media





FAST COMPANY
Franchise 2.0: Digital platforms are disrupting a 200B industry
The franchise industry is ready for disruption, and new digital platforms driven by transparency and variety of choice are stepping up to take on the task.
Entrepreneurs are driven to take their businesses to the highest levels of success. For many entrepreneurs, franchising offers a unique chance to take an already great idea and leverage it, providing the perfect opportunity for success when they connect with the right franchisor.
Franchise
Key disruptions rocking the franchise space

PODCASTS

Franchise Marketing Radio Show
Angi Sheilds

Office Hours with David Meltzer Show
David Meltzer

California Life HD Interview
David Wylie

The Talking Shop Podcast
Matt Tometz

My Future Business Show
Rick Nuske

The Disenfranchised Show
Ed Purnell

Rush to Reason
John Rush

Two Cents Worth
James Harper

Success Made to Last
Rick Tocquigny

Founders Live
Nick Hughes

Building Teams
Kimberly McGlinn

The Advisory Board
Dave Hansen

Franchise Interviews
Dr. Martin J. McDermott

A UNIQUE OPPORTUNITY

Significant opportunities exist at the intersection of franchisees and franchisors within the franchising industry.

THE FRANCHISING MARKET IS PROFITABLE & GROWING, BUT REMAINS ANTIQUATED

WITH THOUSANDS OF NEW OPPORTUNITIES THIS YEAR ALONG, THE MARKET IS RIPE FOR AN UPDATE.



$787B FRANCHISING U.S. MARKET* (2021)

4.9% CAGR ('21-'22)

$827B FRANCHISING U.S. MARKET* (2022 EST)

8500 — **17,000** New Franchises in 2022 (US) — 8500

○ Franchisors | Single-Unit
● Franchisors | Multi-Unit

$850M FRANCHISEES FEE SALES COMMISSIONS (2022 EST)

Note: Output revenue of US franchises
Source: International Franchise Association

FRANCHISE RECOVERY & GROWTH BY SECTOR

2022 Saw franchising recovery to pre-pandemic levels across each sector.

Growth by sector

VERTICAL	2021	2022 (PROJ)	GROWTH
Personal Services	114,012	117,594	3.1%
Commercial & Residential Services	75,678	77,708	2.7%
Table/Full-Service Restaurants	32,027	32,819	2.5%
Quick Service Restaurants	188,402	192,426	2.1%
Retail Food, Products & Services	162,579	165,955	2.1%
Real Estate	67,929	69,284	2.0%
Business Services	99,296	100,727	1.4%
Lodging	35,041	35,501	1.3%
Total	**774,965**	**792,014**	**2.2%**

Franchising provides a diverse set of **de-risked and expansive opportunities** for entrepreneurs across industries.

Source: International Franchise Association

WHY NOW

The industry is missing out on its own opportunities – it's time for an upgrade.

3 RISE OF EMERGING FRANCHISE BRANDS WITH RAPID GROWTH

New opportunities unlock market value and attracts additional franchisees into the ecosystem – IF the process doesn't deter them in the first place...

2 A WHOLE NEW GENERATION OF FRANCHISE BUYERS

Millennial and Gen Z demographics are increasingly ripe targets for franchising - yet they remain underserved within the franchising industry.

1 ANTIQUATED INDUSTRY LACKING INNOVATIVE TECHNOLOGY SOLUTIONS

Current offerings lack modern technology solutions, limiting opportunities to attract new franchisees and allowing for disparate data across the industry.

We are well positioned to capitalize on these market opportunities.

WHY WE WILL WIN

With decades of experience in the franchising industry, we understand where the opportunities lie.



Fragmented Market with Low Innovation

The franchising market is fragmented as leaders in the space have fallen behind the curve in innovation – **the industry is primed for disruption.**



"One stop shop" Execution Platform

Both franchisees and franchisors have high incentives to use our platform - **where competition is open & transparent, and interests are aligned.**



Uniquely Qualified Team / Execution

Our team is comprised of recognized thought leaders in the space with decades of experience - **we have founder/ market fit.**

WHAT WE ARE SOLVING

The issues with the current franchising model are felt by franchisees and franchisors across the deal lifecycle.



Time-Consuming Discovery Processes

Difficult-to-Use Platforms With No Single Source of Truth

A High-level of Frustration, which Limits Market Growth

| FRAGMENTED INDUSTRY | HIGH BROKER FEES | OUTDATED SOLUTIONS | POOR EXPERIENCE | RESULTS IN CORE FRANCHISING CHALLENGES |

Expensive Fees and Unfavorable Unit Economics

Low-Quality Leads and Ineffective Process

OUR SOLUTION

We provide the single source of truth – connecting franchisees to franchisors through data, seamlessly.



A Franchising Marketplace & Technology Platform that Provides Enabling Tools to Franchisors.

Recommendation, Rating and Ranking Engine with Rich Data Profiles

Assistance with Franchise Placement & Development in Existing Business & Industries

Providing Qualified Targets to Sellers

Tiered-Offering & Flexible Pricing Model



Our technology-first product will disrupt the franchising industry **while providing a world class user experience .**



FRANCHISEES SIGN UP

Take 5 minutes to create your account on our web platform or mobile app.



1 CREATE YOUR PROFILE

Off to a great start!
Now tell us about your background.
Innovative
Relations
Family & Friends
Indoors
Leader
Late Adopter
Outdoors
Scientific
Manager
Researcher
Marketing
Operations
Sales
Sports
Creative
How much would you like to invest in your franchise?
Pick a range for your initial investment.
Next, what's most important to you?
Pick your top factors.
Flexibility
Return on Investment
Service
Speed to Open
Rules
Community
Long Term
Short Term
Remote
Low Cost
Investment
Multiple Units
Operator
Partner
Location
Almost there!
Pick the states you'd like to explore.

Then, F123 generates matches through our recommendation and ranking engine.

My Matches
CRITERIA
SORT
VIEW
15 recommendations
Details
Smoothie King

FRANCHISEES OPPORTUNITY DISCOVERY

Find global franchising opportunities through our easy-to-use marketplace.



2 DISCOVER OPPORTUNITIES

Compare Opportunities

Smoothie King
Sola Salon Studios
FASTSIGNS
ESTABLISHED
1973
2018
FRANCHISING FEE
Min $30,000 – Max $30,000
INVESTMENT
Min $268,900 - Max $858,900
FRANCHISING SINCE
1984
2018
FRANCHISING FEE
Lorem Ipsum
INVESTMENT REQUIRED
Lorem Ipsum

Add To Favorites and Visualize Data

INVESTMENT FEE
5k
13.5k
10k
10k
12.8k
10k

FRANCHISORS ADD YOUR FRANCHISE

Add your franchising opportunity, upload relevant documents, and select membership level.



1 ADD YOUR FRANCHISE

First things first
Now tell us about your franchise
What do you do?
Tell us in which field you operate.
Real Estate
Automotive
Children
Pets
Restaurants
Entertainment
Health & Beauty
Resales
Education
Cleaning & Moving
Business Services
Home
Hospitality
Fitness
Other

Silver
25% COMMISSION ON FRANCHISES SOLD
On-call Sales Support and Chat
Free Lead Generation
Landing page design Company profile page
PASS OFF LEADS OR FULL SERVICE?
Full
Pass
Select
Gold
25% COMMISSION ON FRANCHISES SOLD
Full Service Sales Management
Priority feature on franchise123.com
Advanced Landing page
Priority company profile page
PASS OFF LEADS OR FULL SERVICE?
Full
Pass
Select
Platinum
10% COMMISSION ON FRANCHISES SOLD
On-call Sales Support and Chat
Free Lead Generation
Landing page design Company profile page
PASS OFF LEADS OR FULL SERVICE?
Full
Pass
Select
Premier
25% COMMISSION ON FRANCHISES SOLD
Full Service Sales Management
Priority feature on franchise123.com
Advanced Landing page
Priority company profile page
PASS OFF LEADS OR FULL SERVICE?
Full
Pass
Select

FRANCHISORS MANAGE LEADS

Qualified Leads can be managed directly through our automated dashboards.



2 MANAGE LEADS

Visualize Progress Through Automated Dashboards

Manage Qualified Leads

Dashboard and Funnel

Qualified Leads

Data & Analytics

MANAGE CONVERSATIONS

Both Franchisees and Franchisors can manage conversations through our platform.



3 CONVERSE & CONVERT

Manage Conversations

Schedule Meetings & Calls

My Conversations

My Progress

Shared Documents



COMPETITIVE POSITIONING

Our platform will disrupt the antiquated franchising industry.



For Franchisees, finding the right opportunity is difficult and data remains disparate and expensive.

While deal brokers & consultants often charge 50%-80% of the initial franchise fee.

For Franchisors, access to a large pool of qualified buyers is made difficult by existing lead generation tools.



FRANCHISE123™

Our managed marketplace platform makes the life of the franchisee – and therefore the franchisor – easier. There is no need for an expensive middleman.

17

NETWORK EFFECTS

Deal velocity increases as additional franchisees and franchisors participate.



- Willingness To Participate
- Lower Frustration
- More Opportunities
- Higher Franchisee Growth
- Faster Lead Conversion
- Higher Franchisor Growth

VIRTUOUS GROWTH CYCLE




Each successful transaction will increase participation from both franchisees and franchisors.



18

GROWTH STRATEGY

We will leverage our knowledge, relationships, and strategy to continue to expand market share.

Phase	Strategy
Phase 1	**INITIAL ONBOARDING** Convert existing relationships to our platform bundled with high-quality leads immediately after capital is secured, and platform (re)launches.
Phase 2	**CAPTURE MARKET SHARE** Take market share from outdated incumbents and target franchisors on other franchise platforms.
Phase 3	**TARGET RESELL MARKET** Effectively communicate value proposition, innovation, and advanced technology offerings.
Phase 4	**SCALE SOLUTIONS** Provide solutions to large franchisors looking to modernize the way they scale with Franchise123 SaaS offerings.

GO-TO-MARKET APPROACH

- LEVERAGE EXISTING NETWORK
- SALES & MARKETING TEAM
- INDUSTRY CONFERENCES
- STRATEGIC PARTNERSHIPS
- INTEGRATED MARKETING STRATEGY

PRICING MODEL

Our pricing model is centered around SaaS workflow tools, quality leads, marketing, and advanced data & analytics.

		FREE	PRICE		
		TIER 1	TIER 2	TIER 3	TIER 4
# OF QUALIFIED LEADS	*Qualified franchisees from around the world*	1	20 + 5/month	100 + 25/month	200 + 50/month
COMMISSION	*Commission on franchise fee upon sale*	25%	5000 or 10%	5000 or 10%	5000 or 10%
COMPANY PROFILE	*Access to full company dashboard*	X	X	X	X
RATING SYSTEM	*Access to proprietary rating system*		X	X	X
EMAIL SUPPORT	*Email automation to lead database*		X	X	X
FEATURED PLACEMENTS	*Inclusion in featured franchises*			X	X
CRM	*Access to CRM system*			X	X
FRANWORKS SYSTEMS	*Access to Franworks support tools*				X

FINANCIAL SUMMARY



Pro Forma ($) Revenue and (%) EBITDA Margin
(%) EBITDA
Emerging Franchisors
Seller Services
SaaS Revenue
Resale Transactions
Franchise Fees
$120.0
$90.0
$60.0
$30.0
$-
$5.3M
$14.1M
$32.2M
$60.4M
$103.3 M
4.8206
0.7425
7.54
1.5177
18.8637
3.8777
29.0847
11.8891
44.2188
Year 1
Year 2
Year 3
Year 4
Year 5
YEARS (1-5)

INVESTMENT OPPORTUNITY

$2.0mm equity round on a pre-money valuation of $12.0mm



$2.0M
INITIAL CAPITAL
$350,000
$650,000
$1,000,000
G&A
Sales & Marketing
Engineering

USE OF FUNDS DETAIL

Franchise123 is seeking $2.0 million of funding in addition to over $3.0 million in founder investments in exchange for equity in its franchising marketplace.

- **PRODUCT & ENGINEERING**
  Franchise123 will require scaling both our product and engineering teams to build the Franchise123 platform and user experience, as well as new products to drive additional revenue.
- **SALES & MARKETING**
  Paid marketing for franchisees acquisition to drive the demand-side of the platform, which also delivers the leads needed for our Franchisor revenue model. Other marketing allocation: content, events / tradeshows / promotion, public relations, and Franchisor sales account managers
- **GENERAL & ADMINISTRATIVE**
  C-suite, operational overhead, travel & entertainment, professional service firms, etc.

ADVISORY TEAM



David Barr

Advisor

David is a dynamic thought leader and strategic operating executive with significant experience in accelerating growth and transformation, with specific industry experience in franchising, retail, multi-unit operations, and mergers & acquisitions.

David currently serves on a variety of boards of directors of public and private companies both domestically and internationally. David has served on numerous boards during his career, many of which he has been the Chairman, with a focus toward achieving clear strategic objectives that ultimately create shareholder value.



Nick Friedman

Advisor

Nick is a purpose-driven, values-based, socially-conscious, tech-enabled, and results-focused entrepreneur, who co-founded COLLEGE HUNKS HAULING JUNK - the largest and fastest growing U.S.-based hauling and moving company.

Nick has been featured in numerous business books and textbooks, as well as Forbes, Fortune and many other national publications. Nick is also an active Board Member of Young Presidents' Organization (YPO), a founding member of the Young Entrepreneurship Council, and a founding investor in the Gen-Y Capital Partners.

Big Block Capital Group

Adam Bendell, Senior Advisor
Adam is a seasoned strategist and advisor, bringing international experience and insights from senior roles at Calvin Klein and Deloitte.

Seven Volpone, Co-Founder + Chief Executive Officer, Subnation Media
Seven is an entrepreneur, investor, creator, and change agent with over 20 years experience in creating and overseeing award-winning IP creation for major networks, sports leagues, and brands

Doug Scott, Co-Founder + Chief Creative Officer, Subnation Media
Doug is a pioneering and visionary creative executive, earning more than 60 awards for his innovative brand and marketing work as founder of WPP's Ogilvy Entertainment, and as EVP for leading talent and content agency Endeavor prior to co-founding Subnation.

LEGAL DISCLAIMER

This confidential information memorandum (this "Memorandum") contains selected information pertaining to the business and operations of Franchise Business Holdings, LLC (the "Company") and certain of its affiliates. The sole purpose of this Memorandum is to assist recipients in deciding whether they wish to proceed with a further investigation of a possible investment in the Company (the "Transaction"). This Memorandum does not constitute an offer or invitation for the sale or purchase of securities. No representation or warranty, express or implied, is or will be made, and no responsibility or liability is or will be accepted, by the Company or any of its officers, managers, directors, shareholders, or agents as to or in relation to the accuracy or completeness of this Memorandum or any other written or oral information made available to any interested party or to any interested party's advisors and any liability therefore is hereby expressly disclaimed. In particular, no representation or warranty is given as to the achievement or reasonableness of any forward-looking projections, estimates, prospects or projections. Only those particular representations and warranties which may be made in a definitive agreement when and if itis finally executed, and subject to such limitations and restrictions as may be agreed, shall have any legal effect.

If provided, recipients of this Memorandum are bound by the Non-Disclosure Agreement in respect of all information contained herein. This Memorandum must not be copied, reproduced, distributed or passed to others at any time without the prior written consent of the Company.

This Memorandum has been delivered to interested parties for the sole purpose referred to above and upon the express understanding that such parties will use it only for such purpose. By accepting this Memorandum, the recipient has agreed, upon request, to return promptly or destroy all material provided by or on behalf of the Company (including this Memorandum). In furnishing this Memorandum, the Company undertakes no obligation to provide the recipient with access to additional information or to update this Memorandum or additional information or correct any inaccuracies therein, and reserve the right, without advance notice, to change the procedure for pursuing a Transaction or terminate negotiations at any time prior to the signing of any binding agreement for a Transaction. This Memorandum is for distribution only to persons reasonably believed to be sufficiently expert to understand the risks involved.

THANK YOU

CONTACT

JIMMY ST. LOUIS	Seven Volpone
jimmy@franchise123.com	Seven.Volpone@bigblockla.com
270-366-3699	732-522-3978

www.franchise123.com

EXHIBIT C

Video Transcript

[INTRO]
(Onscreen Graphics: Franchise 123 Logo)
Host: Welcome to an exciting opportunity with Franchise 123, the cutting-edge digital platform that connects prospective franchise operators with sellers seamlessly.

Host: Unlike traditional franchisers who push a specific franchise on you, Franchise 123's goal is to discover the franchise that's the perfect fit for you.

Host: Today, we introduce the Franchise 123 investment opportunity. Think of us as the Zillow of the franchise industry, poised to become the leading tech platform.

Host: And here's the thrilling part – we're offering you the chance to invest in the Franchise 123 platform. By becoming an investor, you could potentially ride the wave of our explosive growth as the premier digital platform for entrepreneurs entering the franchise business.

Host: Entering the multi-billion-dollar franchise industry has never been easier. It's as simple as Franchise 123.

Host: Join us in investing in Franchise 123 and become a part of the company that helps individuals step into the world of franchise ownership.

[OUTRO]
Host: Thank you for tuning in today. Don't miss out on this incredible opportunity to shape the future of the franchise industry. Invest in Franchise 123 today!

(Onscreen Graphics: Contact Information)

[END]

EXHIBIT D

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Franchise 123 Business Holdings, LLC
1010 N. Florida Ave.
Tampa, FL 33602

Ladies and Gentlemen:

The undersigned understands that Franchise 123 Business Holdings, LLC, a limited liability company organized under the laws of Florida (the "Company"), is offering up to $1,235,000.00 of the Company's Class E Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 19, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on October 1, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of Securities owned by undersigned reflected on the books and records of the Company and verified by KoreConX (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Company Operating Agreement. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement and the Company's Amended & Restated Operating Agreement, which the undersigned has had the opportunity to review. By executing this Subscription Agreement, the undersigned will become a party to the Company's Amended & Restated Operating Agreement as a "Member" holding Securities in the Company.

6. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C and the Operating Agreement.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

7. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties

3

contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

8. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Florida, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles thereof.

16. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Franchise 123 Business Holdings, LLC 1010 N. Florida Ave. Tampa, FL 33602 Attn: Jimmy St. Louis Email: jimmy@franchise123.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
 Name: |

| **PURCHASER (if an entity):** |
| _____
 Legal Name of Entity

 By_____
 Name:
 Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

| **Franchise 123 Business Holdings, LLC** |
| By_____
 Name:
 Title: |

Joinder to Operating Agreement

By executing this Subscription Agreement and the Company's acceptance hereof, the undersigned hereby agrees to become a party to, and shall accept and be subject to, and comply with the terms, conditions and provisions of, the Company's Amended & Restated Operating Agreement, as amended from time to time (the "Operating Agreement"), as a "Member" and a holder of "Class E Units" (as such terms are defined in the Operating Agreement) held by the undersigned as of the date hereof, thereunder and shall be entitled to the rights and benefits and subject to the duties and obligations of a Member and a holder of such Units as of the date hereof, thereunder in the same manner as if the undersigned was an original signatory to the Operating Agreement.